UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	05 March 2024 – ‘’Director/PDMR Shareholding’’

99.1

HALEON PLC
("Haleon" or "the Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

5 March 2024: Notification and Public Disclosure in accordance with the requirements of the UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

This notification sets out the vesting details of awards over ordinary shares and American Depositary Shares ("ADSs") made to PDMRs in October 2022 and March 2023 under the Haleon Share Value Plan ("SVP") and Performance Share Plan ("PSP") respectively and the subsequent sale of ordinary shares and ADSs to meet tax liabilities.

The Refill awards made under the Haleon SVP were subject to continued employment and the Refill awards made under the Haleon PSP were subject to continued employment and performance conditions over the performance period ended on 31 December 2023. Performance targets and levels of achievement will be disclosed in the 2023 Annual Report. The awards are subject to malus and clawback provisions.

The notifications that follow are for awards made to PDMRs and detail the conditional awards that vested, including dividends accrued (for awards under the PSP), on 1 March 2024.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	Acquisition of ADS in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD NIL	357,197.58
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	Sale of ADS resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$8.4259	168,135.07
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	New York Stock Exchange (XYNS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of ordinary shares in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP NIL	50,011.04
d)	Aggregated information	N/A

- Aggregated volume

- Price

e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	Sale of ordinary shares resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.293126	23,564.10
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
1) Acquisition of ordinary shares in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
2) Acquisition of ordinary shares in respect of the Share Value Plan ("SVP") October 2022 Refill award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) GBP NIL	19,398.81
		2) GBP NIL	24,228.00
d)	Aggregated information

	- Aggregated volume	43,626.81

	- Price	Nil

e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction
1) Sale of ordinary shares resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
2) Sale of ordinary shares resulting from the Share Value Plan ("SVP") October 2022 Refill award vesting to cover tax liabilities.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) £3.293126	8,760.12
		2) £3.293126	10,940.89
d)	Aggregated information - Aggregated volume - Price	19,701.02 £3.293126
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
1) Acquisition of ordinary shares in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
2) Acquisition of ordinary shares in respect of the Share Value Plan ("SVP") October 2022 Refill award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) GBP NIL	19,398.81
		2) GBP NIL	18,632.00
d)	Aggregated information

	- Aggregated volume	38,030.81

	- Price	Nil

e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
1) Acquisition of ordinary shares in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
2) Acquisition of ordinary shares in respect of the Share Value Plan ("SVP") October 2022 Refill award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) GBP NIL	26,600.04
		2) GBP NIL	25,545.00
d)	Aggregated information

	- Aggregated volume	52,145.04

	- Price	Nil

e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction
1) Sale of ordinary shares resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
2) Sale of ordinary shares resulting from the Share Value Plan ("SVP") October 2022 Refill award vesting to cover tax liabilities.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) £3.293126	12,545.93
		2) £3.293126	12,048.32
d)	Aggregated information - Aggregated volume - Price	24,594.25 £3.293126
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
1) Acquisition of ordinary shares in respect of the Performance Share Plan ("PSP") March 2023 Refill award.
2) Acquisition of ordinary shares in respect of the Share Value Plan ("SVP") October 2022 Refill award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) GBP NIL	19,398.81
		2) GBP NIL	18,632.00
d)	Aggregated information

	- Aggregated volume	38,030.81

	- Price	Nil

e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction
1) Sale of ordinary shares resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
2) Sale of ordinary shares resulting from the Share Value Plan ("SVP") October 2022 Refill award vesting to cover tax liabilities.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) £3.293126	9,149.46
		2) £3.293126	8,787.80
d)	Aggregated information - Aggregated volume - Price	17,937.26 £3.293126
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	1) Acquisition of ADS in respect of the Performance Share Plan ("PSP") March 2023 Refill award. 2) Acquisition of ADS in respect of the Share Value Plan ("SVP") October 2022 Refill award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) USD NIL	65,544.73
		2) USD NIL	25,596.00
d)	Aggregated information - Aggregated volume - Price	91,140.73 Nil
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction
1) Sale of ADS resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
2) Sale of ADS resulting from the Share Value Plan ("SVP") October 2022 Refill award vesting to cover tax liabilities.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) $8.4259	30,883.23
		2) $8.4259	12,060.27
d)	Aggregated information - Aggregated volume - Price	42,943.50 $8.4259
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	New York Stock Exchange (XYNS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction	1) Acquisition of ADS in respect of the Performance Share Plan ("PSP") March 2023 Refill award. 2) Acquisition of ADS in respect of the Share Value Plan ("SVP") October 2022 Refill award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) USD NIL	11,056.63
		2) USD NIL	13,844.00
d)	Aggregated information - Aggregated volume - Price	24,900.63 Nil
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US405552100
b)	Nature of the transaction
1) Sale of ADS resulting from the Performance Share Plan ("PSP") March 2023 Refill award vesting to cover tax liabilities.
2) Sale of ADS resulting from the Share Value Plan ("SVP") October 2022 Refill award vesting to cover tax liabilities.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) $8.4259	5,532.20
		2) $8.4259	6,926.86
d)	Aggregated information - Aggregated volume - Price	12,459.06 $8.4259
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	New York Stock Exchange (XYNS)

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 5, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary